UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2002

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]



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The following are included in this Report on Form 6-K:

1. Press Release dated November 20, 2002.

Media Release
Hemosol Inc.
2585 Meadowpine Blvd.
Mississauga, ON   L5N 8H9


          HEMOSOL RECEIVES CLEARANCE FROM U.S. FDA TO INITIATE STUDY OF
                         HEMOLINK IN ORTHOPEDIC SURGERY

-Results of study will be presented with HLK 213 as basis for initiation of Phase III program-

TORONTO, NOVEMBER 20, 2002 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that it has received clearance from the U.S. Food and Drug Administration (FDA) to begin a Phase II clinical trial (HLK 210) to assess the efficacy and safety of HEMOLINK(TM)[hemoglobin raffimer], in patients undergoing Orthopedic Surgery.

Based on recent discussions with the FDA, Hemosol expects that HLK 210 and HLK 213, an ongoing study in primary coronary artery bypass grafting (CABG) surgery, will form the basis for the initiation of its Phase III program, pivotal for approval to market HEMOLINK in the US. The completion of an additional CABG trial, HLK 214 will not be necessary in order to proceed to Phase III.

"Based on this recent guidance from the FDA, we now have a significant amount of clarity regarding the direction of our program in the US. This allows us to proceed toward our objective of starting our Phase III program in 2003," said John W. Kennedy, President and Chief Executive Officer of Hemosol. "We have begun site initiation for HLK 210 and are conducting this trial on a high priority basis."

The HLK 210 trial will be a randomised, single-blind, controlled 80-patient clinical trial to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgical procedures. The primary objective of the study is to determine the efficacy of HEMOLINK in avoiding the transfusion of banked blood within 28 days of a patient's surgery and will have a maximum dose of 300 grams (3000mL) of HEMOLINK.

As previously reported, enrolment in the ongoing HLK 213 study continues and the third and final interim safety review of the study by the Data Safety Monitoring Board is planned before the end of 2002 with patient enrolment to be completed early in 2003.

ABOUT HEMOSOL INC.
Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company's pipeline includes several new product candidates designed to address major markets with unmet medical needs including transfusion medicine, tissue reperfusion, oncology and infectious disease indications based upon its protein bioconjugation and cell expansion technologies.

Contact:   JASON HOGAN
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

For more information visit Hemosol's website at www.hemosol.com.

HEMOLINKTM is a registered trademark of Hemosol Inc.

Hemosol Inc.'s common shares are listed on The Nasdaq Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".


Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES


               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                HEMOSOL INC.

Date: November 20, 2002         By: /s/ Lee D. Hartwell
                                    --------------------------------------------
                                    Name:  Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development